Exhibit (a)(3)

                                AIRBORNE, INC.

                               Offer to Purchase
                        Any and all of the Outstanding
                    5.75% Convertible Senior Notes Due 2007
                               of Airborne, Inc.
                    (CUSIP Numbers 009269AA9 and 009269AB7)
                                      And
                           Solicitation of Consents

Subject to the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement, the Offer (as defined below) and withdrawal rights will expire at 11:59 p.m., New York City time, on December 5, 2003, unless extended (such time and date, as the same may be extended, the "Expiration Date"). The valid tender of Notes to the Offer will constitute the giving of Consent with respect to such Notes. The valid withdrawal of tendered Notes from the Offer will constitute the revocation of Consent with respect to such Notes and the valid revocation of Consent will constitute the withdrawal of the related Notes from the Offer. Holders may not deliver Consents without tendering the related Notes to the Offer or revoke Consents delivered in the Offer without withdrawing the related Notes from the Offer. Airborne is not offering any separate or additional payment for Consents in the Offer from the payment for the Notes themselves. Notes tendered and Consents delivered in the Offer may be withdrawn and revoked at any time prior to the Expiration Date.

                                                            December 3, 2003


To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

     Enclosed for your consideration is an Offer to Purchase and Consent Solicitation Statement (as it may be amended or supplemented from time to time, the "Statement") and a related Consent and Letter of Transmittal (as it may be amended or supplemented from time to time, the "Consent and Letter of Transmittal") relating to Airborne, Inc.'s ("Airborne") offer (the "Offer") to purchase any and all of its outstanding 5.75% Convertible Senior Notes due 2007 (the "Notes") for, at the election of the holder of the Notes (each, a "Holder"), either:

     o a cash payment of $1,080 per $1,000 principal amount of Notes ("Consideration Option A"); or

     o for Holders who elect to convert their Notes by submitting a completed Conversion Notice as described in the Consent and Letter of Transmittal, a cash payment of $993.65 per $1,000 principal amount of Notes ("Consideration Option B"), representing the cash amount into which the Notes are currently convertible ($908.65), plus a premium of $85.00 per $1,000 principal amount;

in each case plus accrued and unpaid interest to, but excluding, the Acceptance Date (as defined below). In addition, as a part of the Offer, Airborne is soliciting (the "Solicitation") consents (the "Consents") to the proposed amendments (the "Proposed Amendments") to the registration rights agreement relating to the Notes. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Statement.

     Airborne's obligation to accept for purchase and pay for Notes validly tendered and not withdrawn in the Offer is subject to the conditions set forth in the Statement. The effectiveness of the Proposed Amendments is conditioned upon the receipt of Consents from Holders of at least a majority in aggregate principal amount of Registrable Securities (as defined in the Registration Rights Agreement) (the "Requisite Consents"). If the conditions to the Offer set forth in the Statement are not satisfied or waived by Airborne, Airborne will not be obligated to accept for purchase or to pay for any Notes, tendering Holders will not receive the Offer Consideration and any Notes previously tendered will be returned to the tendering Holders. If the Requisite Consents are not received, the Proposed Amendments will not become operative.

     To the extent it is legally permitted to do so, Airborne reserves the right (i) to waive any and all conditions to the Offer, except that the receipt of the Requisite Consents may not be waived for purposes of effecting the Proposed Amendments, (ii) to extend or terminate the Offer or (iii) to otherwise amend the Offer in any respect. All conditions to each of the Offer are more fully described in the Statement under the caption "The Offer -- Principal Terms of the Offer."


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     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, promptly following the Expiration Date, Airborne will purchase, by accepting for purchase, and will promptly pay for all Notes validly tendered (and not validly withdrawn) pursuant to the Offer, such payment to be made by the deposit of immediately available funds by Airborne with Deutsche Bank Trust Company Americas, the depositary for the Offers (the "Depositary"), and will instruct ABX Air to issue the shares of its common stock, if any, that are due to Holders that elect to receive Consideration Option B. The date on which Notes are accepted for purchase under the Offer is herein referred to as the "Acceptance Date."

     In the event that the Offer is withdrawn or otherwise not completed, the Offer Consideration will not be paid or become payable to Holders who have validly tendered their Notes in connection with the Offer and the Proposed Amendments will not become effective. In any such event, any Notes previously tendered will be returned to the tendering Holder.

     We are asking you to contact your clients for whom you hold Notes registered in your name or in the name of your nominee. In addition, we ask you to contact your clients who, to your knowledge, hold Notes registered in their own name. You will be reimbursed by Airborne for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients.

     Enclosed is a copy of each of the following documents for forwarding to your clients:

     1. Offer to Purchase and Consent Solicitation Statement, dated October 15, 2003, as amended and supplemented on November 5, 2003, November 21, 2003 and December 3, 2003.

     2. A Consent and Letter of Transmittal for your use in the Offer and the Solicitation and for the information of your clients.

     3. A printed form of letter that may be sent to your clients for whose accounts you hold Notes registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer.

     DTC participants will be able to execute tenders and deliver Consents through the DTC Automated Offer Program.

     We urge you to contact your clients as promptly as possible in order to obtain their instructions. Notes tendered and Consents delivered pursuant to the Offer may be validly withdrawn and revoked, subject to the procedures described in the Statement, at any time prior to the Expiration Date.

     Please refer to "The Offer -- Procedures for Tendering Notes and Delivering Consents in the Offer" in the Statement for a description of the procedures that must be followed to tender Notes in the Offer.

     Additional copies of the enclosed materials may be obtained from the Information Agent for the Offer, D.F. King & Co., Inc., 48 Wall Street, New York, New York 10005, telephone (collect) (212) 269-5550 or (toll free) (888) 887-0082.

                                         Very truly yours,

                                         AIRBORNE, INC.


     Nothing contained herein or in the enclosed documents shall constitute you or any person as an agent for Airborne, the Dealer Manager, the Solicitation Agent, the Information Agent or the Depositary, or authorize you or any other person to make any statements on behalf of any of them with respect to the Offer, except for statements expressly made in the Statement and the Consent and Letter of Transmittal.